02045072

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2002.

ASHANTI GOLDFIELDS COMPANY LIMITED

(Translation of Registrant's Name Into English)

Gold House, Patrice Lumumba Road
Roman Ridge, P.O. Box 2665
Accra, Ghana

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X   Form 40-F___

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___   No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

ASHANTI
GOLDFIELDS

P R E S S   R E L E A S E

FOR IMMEDIATE RELEASE **28 June 2002**

Ashanti Goldfields Company Limited ("Ashanti")
and Ashanti Capital Limited ("Ashanti Capital")

Redemption of US$218,571,000
5½% Exchangeable Guaranteed Notes due 15 March 2003 (the "Notes")

CUSIP - 043910AA6

Ashanti Capital today announces it will redeem all of the outstanding Notes at their principal amount (being in an aggregate principal amount of US$218,571,000), together with accrued interest and other Additional Amounts (as defined in the indenture dated 5 March 1996 between Ashanti Capital as issuer, Ashanti (as guarantor) and The Bank of New York (as trustee) as amended by a supplemental indenture dated 10 May 2002 (the "**Indenture**")) on 2 August 2002 (the "**Redemption Date**"), pursuant to Article 12 of the Indenture. Interest will cease to accrue from the Redemption Date. Any Notes held must be surrendered for payment of the Redemption Price (as defined in the Indenture) at the offices of the Trustee, The Bank of New York, at 48th Floor, One Canada Square, London E14 5AL, United Kingdom.

Formal notices are being issued to the registered holders of the Notes as at the date of this announcement and otherwise in accordance with the Indenture.

END

Enquiries :

Ashanti Goldfields Company Limited
Sam Jonah, Chief Executive + 00 233 21 774913
S. Venkatakrishan, Chief Financial Officer + 00 233 21 778171

Golin Harris - North American contact
Alan Jordan +1 212 697 9191

Close Brothers Corporate Finance Limited
Martin Gudgeon, Director + 44 20 7655 3100

Houlihan Lokey Howard & Zukin Capital, Inc.
Joe Swanson, Senior Vice President + 44 20 7839 3355

CIBC World Markets plc
Andy Quinn, Managing Director + 44 20 7234 6400

Seann301/ea*

ASHANTI
GOLDFIELDS

P R E S S   R E L E A S E

FOR IMMEDIATE RELEASE **28 JUNE 2002**

This press release does not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale or distribution of securities in any such jurisdiction in which such offer, sale or distribution is not permitted.

ASHANTI GOLDFIELDS COMPANY LIMITED ("ASHANTI")

ASHANTI ANNOUNCES EARLY REDEMPTION

OF ITS 5.5% EXCHANGEABLE GUARANTEED NOTES DUE MARCH 2003

- Ashanti today announces that it is withdrawing the Proposed Note Restructuring which was announced on 25 January 2002 and is implementing an early cash redemption of all of its outstanding 5.5% Exchangeable Guaranteed Notes due March 2003 and US$48 million outstanding under the existing revolving credit facility

- The cash redemption is being funded by the proceeds of a new fund raising of approximately US$315 million as follows :

  - the early exercise of certain Warrants to raise at least US$40 million

  - a new US$200 million revolving credit facility

  - the issue of US$75 million Mandatorily Exchangeable Notes to Lonmin plc ("**Lonmin**")

- Ashanti will seek to effect a rights issue within 18 months so as to enable all shareholders to participate in the re-capitalisation of Ashanti on the same terms as Lonmin

- Margin free trading arrangements announced on 18 March 2002 have become unconditional and Ashanti will now have the benefit of ongoing margin free trading

Sam Jonah, Chief Executive of Ashanti, said "*The transaction we have announced today meets all of Ashanti's financial obligations pursuant to the Exchangeable Guaranteed Notes and its existing revolving credit facility prior to their respective maturities. Furthermore, the transaction enhances shareholder value and minimises dilution for existing shareholders when compared with other alternatives. We are grateful for the support shown by our major shareholders and creditors throughout this process.*"

Enquiries :

Ashanti Goldfields Company Limited

Sam Jonah, Chief Executive	+ 00 233 21 774913
S. Venkatakrishan, Chief Financial Officer	+ 00 233 21 778171

Golin Harris - North American contact

Alan Jordan	+1 212 697 9191

Close Brothers Corporate Finance Limited

Martin Gudgeon, Director	+ 44 20 7655 3100

Houlihan Lokey Howard & Zukin Capital, Inc.

Joe Swanson, Senior Vice President	+ 44 20 7839 3355

CIBC World Markets plc

Andy Quinn, Managing Director	+ 44 20 7234 6400

Close Brothers Corporate Finance Limited, which is authorised in the United Kingdom to carry on investment business by the Financial Services Authority, is acting for Ashanti and no one else in connection with the Cash Redemption Alternative and will not be responsible to anyone other than Ashanti for providing the protections afforded to its clients nor for giving advice in relation to the Cash Redemption Alternative.

CIBC World Markets plc , which is authorised in the United Kingdom to carry on investment business by the Financial Services Authority, is acting for Ashanti and no one else in connection with the Cash Redemption Alternative and will not be responsible to anyone other than Ashanti for providing the protections afforded to its clients nor for giving advice in relation to the Cash Redemption Alternative.

This financial promotion is communicated by Ashanti Goldfields Company Limited and its contents have been approved for the purposes of the United Kingdom Financial Services and Markets Act 2000 by Close Brothers Corporate Finance Limited.

This announcement contains a number of statements relating to Ashanti that are considered "forward looking statements" as defined in the Private Securities Litigation Reform Act 1995 of the United States of America, including but not limited to its discussions of the Cash Redemption Alternative. Such statements are based on current plans, information and intentions and certain external factors which may be beyond the control of Ashanti and, therefore, undue reliance should not be placed on them. Forward looking statements speak only as of the date they are made, and Ashanti undertakes no obligation to update publicly any of them in light of new information or future events. These statements are subject to risks and uncertainties that could cause actual occurrences to differ materially from the forward looking statements. Additional risk factors affecting Ashanti are set out in Ashanti's filings with the US Securities and Exchange Commission.

ASHANTI GOLDFIELDS

P R E S S   R E L E A S E

FOR IMMEDIATE RELEASE **28 JUNE 2002**

This press release does not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale or distribution of securities in any such jurisdiction in which such offer, sale or distribution is not permitted.

ASHANTI GOLDFIELDS COMPANY LIMITED ("ASHANTI")

ASHANTI ANNOUNCES EARLY REDEMPTION OF ITS 5½% EXCHANGEABLE GUARANTEED NOTES DUE MARCH 2003

Background

On 25 January 2002 Ashanti announced that it had agreed conditionally with an ad hoc committee (the "**Ad Hoc Committee**") of holders of the outstanding 5½% Exchangeable Guaranteed Notes due 2003 of Ashanti Capital Limited ("**ACL**") (the "**Existing Notes**") a proposed restructuring of the Existing Notes (the "**Proposed Restructuring**"). Subsequent to that date Ashanti has proceeded with the steps required to implement the Proposed Restructuring. These steps have included: recommending the Proposed Restructuring, posting the public documentation required to implement the Proposed Restructuring (the "**Scheme Documentation**") and convening the requisite meetings of the holders of Existing Notes ("**Noteholders**") and holders of ordinary shares of no par value in Ashanti ("**Ashanti Shares**"). At the Court sanctioned meeting of Noteholders held on 17 June 2002, approval was obtained from Noteholders for the Proposed Restructuring.

The Proposed Restructuring remained conditional on, amongst other things, sanction of the Cayman Islands Court and approval of the holders of Ashanti Shares at an extraordinary general meeting of Ashanti which had been convened for today. In view of the fact that the Board of Ashanti is able to make this announcement today, the Board of Ashanti will be proposing to indefinitely adjourn the extraordinary general meeting to be held later today and to withdraw the Proposed Restructuring.

As stated in the press announcement released by Ashanti at the time of posting of the Scheme Documentation, the Ashanti Board continued to review any other *bona fide* proposals which it considered to be in the interests of Ashanti. On 11 June 2002, Ashanti made an announcement that it was considering a proposal relating to an alternative restructuring (the "**Cash Redemption Alternative**") pursuant to which all of the Existing Notes would be redeemed at par.

With the support of its two major shareholders, an alternative structure is being implemented, which is believed by the Board to be in the better interests of existing Ashanti shareholders relative to the Proposed Restructuring.

Cash Redemption Alternative

The Board of Ashanti is now pleased to be able to announce that it is implementing the Cash Redemption Alternative which will result in the early redemption of the Existing Notes at par on 2 August 2002, together with accrued interest to that date in accordance with the terms of the indenture governing the Existing Notes ("**Existing Notes Indenture**") and the early repayment of the existing revolving credit facility ("**Existing RCF**").

The redemption of the US$218,571,000 of the outstanding Existing Notes and the existing revolving credit facility will be funded by part of the proceeds of a new fundraising of approximately US$315 million which has today been completed by Ashanti. This new fundraising comprises the following:

- the early exercise ("**Early Warrant Exercise**") of a minimum of 13,810,440 of the warrants to subscribe for Ashanti Shares ("**Warrants**"), issued to Ashanti's banks and hedge counterparties in November 1999. In accordance with the terms of the issue of the Warrants, the subscription price in connection with the exercise of the Warrants is US$3.00 per Ashanti Share and this early exercise will raise approximately US$41.4 million. This includes Warrants already exercised on 19 June 2002 by one of Ashanti's hedge counterparties;

- a new US$200,000,000 revolving credit facility ("**Enlarged RCF**"); and

- the issue of US$75,000,000 of mandatorily exchangeable notes ("**MENs**") to Lonmin plc ("**Lonmin**") on the basis described in Part II of this Press Release. The MENs will automatically exchange into Ashanti Shares either on completion of a rights issue to Ashanti shareholders ("**Proposed Rights Issue**") or following approval of the holders of Ashanti Shares if the Proposed Rights Issue is not completed within 18 months from today. The MENs will exchange into Ashanti Shares at US$5.40 per Ashanti Share or such lower amount as Ashanti may determine as being the subscription price in connection with the Proposed Rights Issue.

Lonmin has today granted to the Government of Ghana (the "**Government**") a transferable call option (the "**Call Option**") to enable the Government to acquire new Ashanti Shares arising from the conversion of $28,430,695 of the MENs if and to the extent that the MENs are exchanged into new Ashanti Shares in connection with the Proposed Rights Issue. The MENs represent the entitlement of the Government and Lonmin to new Ashanti Shares under the Proposed Rights Issue.

If the Proposed Rights Issue is implemented, all holders of Ashanti Shares will be able to participate in the re-capitalisation of Ashanti on the same basis as Lonmin and the Government. It is not currently intended that the Proposed Rights Issue will be underwritten.

Completion of the Cash Redemption Alternative

The Cash Redemption Alternative is now unconditional in all respects and accordingly :

- the US$75,000,000 subscription proceeds from the issue of MENs have already been received by Ashanti from Lonmin;

- a minimum of 13,810,440 Warrants have been exercised and the holders of those Warrants ("**Warrantholders**") have agreed to pay to Ashanti today an aggregate of approximately US$41.4 million in subscription proceeds in respect of such exercise; and

- the conditions precedent to drawdown of the Enlarged RCF having been satisfied, a request for the drawdown has been submitted by Ashanti.

Enlarged RCF

Ashanti has entered into a new secured US$200,000,000 revolving credit facility with a group of 14 banks including the eight banks who participated in the Existing RCF. All conditions precedent to the Enlarged RCF have been satisfied. It will be repaid in eight semi-annual instalments each of

US$20,000,000 commencing in 12 months from today with a further final instalment of US$40,000,000. The term of the Enlarged RCF is 5 years.

Status of the margin free trading arrangements

The requisite majority of Ashanti's hedge counterparties have approved the Cash Redemption Alternative and accordingly the margin free trading arrangements announced on 18 March 2002 have become unconditional and accordingly all the rights of the relevant hedge counterparties to call for margin have been cancelled. Ashanti will now have the benefit of ongoing margin free trading.

Proposed Rights Issue

Ashanti will seek to effect the Proposed Rights Issue as soon as practicable once issues raised in comment letters from the Division of Corporation Finance of the United States Securities and Exchange Commission (the "**SEC**") concerning Ashanti's 20-F for the year ended 31 December 2000 have been resolved . The Proposed Rights Issue will also require the filing and clearing of prospectus documentation in a number of jurisdictions, including the United Kingdom and Ghana and a registration statement with the SEC. In light of the above, Ashanti is not in a position at this early stage to commit to a definitive timetable for the implementation of the Proposed Rights Issue. A further announcement will be made in due course in connection with the Proposed Rights Issue. It is currently intended that the subscription price of the Proposed Rights Issue will be set at US$5.40, although Ashanti reserves the rights to reduce the subscription price as it sees fit. It is not intended that the Proposed Rights Issue will be underwritten and therefore there is no guarantee that Ashanti will raise any new equity in the Proposed Rights Issue.

Application of funds raised pursuant to the Cash Redemption Alternative

Of the approximately US$315 million raised pursuant to the Cash Redemption Alternative, US$223,145,812 will be used to repay the Existing Notes in full which figure includes accrued interest to the early redemption date of 2 August 2002. Ashanti will be serving the notice of early redemption for the Existing Notes specifying 2 August 2002 as the date for repayment of the Existing Notes. US$223,145,812 will be deposited with The Bank of New York as trustee under the provisions of the Existing Notes Indenture. The balance of the proceeds from the Cash Redemption Alternative will be used to fully repay the Existing RCF, meet the expenses of the Proposed Restructuring and Cash Redemption Alternative and to provide for the ongoing working capital requirements of Ashanti.

Lonmin put option in connection with the early exercise of the Warrants (the "Put Option")

In order to facilitate the early exercise of the Warrants, Lonmin has agreed to provide Warrantholders with the right to put to it, on certain dates, the Ashanti Shares resulting from the Early Warrant Exercise at US$3 per Ashanti Share. This Put Option is being provided by Lonmin at no cost to Ashanti and has been agreed between the Warrantholders and Lonmin. However, Ashanti has agreed with each of the Warrantholders exercising the Warrants that it will pay to them on a quarterly basis a fee which is intended to compensate the Warrantholders for the cost of funding the Early Warrant Exercise.

Mandatorily Exchangeable Notes

The US$75,000,000 of MENs which have today been issued effectively represent the early subscription by Lonmin on behalf of itself and the Government of their respective entitlements to subscribe for Ashanti Shares in the Proposed Rights Issue. Until the Proposed Rights Issue is completed or the MENs are otherwise exchanged into Ashanti Shares, the MENs will constitute unsecured debt of the Ashanti Group which will, except as set out below, be subordinated to the Enlarged RCF until 30 June 2008. As part of the arrangements between Lonmin and the Government, Lonmin has given the Government the right to call at the subscription price for the Proposed Rights

Issue for Ashanti Shares arising as a result of the exchange of US$28,430,695 of the MENs, being equivalent to the Government's pro-rata entitlement under the Proposed Rights Issue. The call option will expire if the Proposed Rights Issue is not completed within 18 months.

If Ashanti does not complete the Proposed Rights Issue within 18 months then it is obliged to seek to obtain from its shareholders the necessary approvals to enable the Ashanti Shares resulting from exchange of the full US$75,000,000 of the MENs to be issued to Lonmin. The Government has undertaken to Ashanti and Lonmin to vote in favour of any resolution seeking such shareholder approvals.

If a change of control of Ashanti occurs prior to the completion of the Proposed Rights Issue then the MENs will be redeemable, together with interest at a rate equivalent to that applying under the Enlarged RCF, immediately following the relevant change of control. Other than in this event the MENs will only be redeemed on 30 June 2008 so long as the Proposed Rights Issue has not occurred by then.

Assuming no dividends are paid to holders of Ashanti Shares prior to exchange of the MENs, no interest will be payable if the MENs exchange into Ashanti Shares.

Shareholding of Lonmin and the Government

Although Lonmin's percentage interest in the share capital of Ashanti will decrease immediately following implementation of the Cash Redemption Alternative because of the early exercise of 13,810,440 Warrants, it may increase in due course, depending upon the take-up in the Proposed Rights Issue and if the Put Option granted by Lonmin is exercised. A summary of the effects of the implementation of the Cash Redemption Alternative on Lonmin's shareholding and shareholding of the Government, based on certain assumptions, is set out below :

	Ashanti's issued share capital[1]	Lonmin's shareholding	Lonmin's percentage holding %	Government's shareholding	Government's percentage holding %
Before the Cash Redemption Alternative	112,714,222	36,000,000	31.94	21,978,104	19.50
Immediately following the Cash Redemption Alternative[2]	126,524,662	36,000,000	28.45	21,978,104	17.37
Following the Rights Issue:					
0% take-up in Rights Issue[3]	140,413,551	49,888,889[4]	35.53	21,978,104	15.65
0% take-up in Rights Issue and Put Option exercised in full[5]	140,413,551	63,699,329	45.37	21,978,104	15.65

[1] The figure for total issued share capital after the Cash Redemption Alternative assumes the exercise of 13,810,440 Warrants but does not take account of other possible increases in share capital for instance share options and further Warrant exercise. Assumes Rights Issue at a price of US$5.40.

[2] This is prior to the Rights Issue and exchange of the MENs and any exercise under the Put Option.

[3] This assumes no exercise of the Call Option by the Government or any third party.

[4] Lonmin would have this same shareholding if the Rights Issue did not go ahead but instead the shares are issued following a related party shareholder approval.

[5] The Put Options are exercisable in tranches of approximately 5 million shares on three exercise dates being 28 April 2004, 28 October 2004 and 28 April 2005.

	Ashanti's issued share capital[1]	Lonmin's shareholding	Lonmin's percentage holding %	Government's shareholding	Government's percentage holding %
100% take-up in Rights Issue[6]	156,834,156	44,623,945	28.45	27,243,048	17.37

Lonmin has sought and obtained the approval of the Ghana Stock Exchange ("**GSE**") for the increase in its shareholding resulting from the exchange of the MENs and the exercise by the Warrantholders of the put option referred to above.

General

The listing particulars relating to the Ashanti Shares to be issued pursuant to the exercise of the Warrants will be published by 12 July 2002 and listing for the Ashanti Shares resulting from the exercise of the Warrants on the LSE and GSE is currently being sought.

Ashanti has cancelled US$31,429,000 principal amount of Existing Notes held by members of the Ashanti Group.

A summary of the principal documents implementing the Cash Redemption Alternative is set out in Part II of this press release.

The Directors of Ashanti (excluding Sam Jonah and Ed Haslam who are both directors of Lonmin), having received advice from its restructuring advisers, Close Brothers Corporate Finance Limited and Houlihan Lokey Howard & Zukin Capital, Inc. and from its financial adviser CIBC World Markets plc, believe that the Cash Redemption Alternative is in the best interests of Ashanti and is better, so far as shareholders of Ashanti are concerned, than the Proposed Restructuring. In providing advice to the Directors of Ashanti, each of Close Brothers Corporate Finance Limited, Houlihan Lokey Howard & Zukin Capital, Inc. and CIBC World Markets plc have placed reliance upon the Ashanti Directors' commercial assessment.

Enquiries :

Ashanti Goldfields Company Limited

Sam Jonah, Chief Executive + 00 233 21 774913
S. Venkatakrishan, Chief Financial Officer + 00 233 21 778171

Golin Harris - North American contact
Allan Jordan + 00 212 897 9191

Close Brothers Corporate Finance Limited

Martin Gudgeon, Director + 44 20 7655 3100

[6] This assumes that the Call Option is exercised in full by the Government and that the Put Options are not exercised. If the Call Option is exercised by anyone other than the Government then the Government's shareholding would remain constant at 21,978,104 shares.

Houlihan Lokey Howard & Zukin Capital, Inc.

Joe Swanson, Senior Vice President + 44 20 7839 3355

CIBC World Markets plc

Andy Quinn, Managing Director + 44 20 7234 6400

Close Brothers Corporate Finance Limited , which is authorised in the United Kingdom to carry on investment business by the Financial Services Authority, is acting for Ashanti and no one else in connection with the Cash Redemption Alternative and will not be responsible to anyone other than Ashanti for providing the protections afforded to its clients nor for giving advice in relation to the Cash Redemption Alternative.

CIBC World Markets plc, which is authorised in the United Kingdom to carry on investment business by the Financial Services Authority, is acting for Ashanti and no one else in connection with the Cash Redemption Alternative and will not be responsible to anyone other than Ashanti for providing the protections afforded to its clients nor for giving advice in relation to the Cash Redemption Alternative.

This financial promotion is communicated by Ashanti Goldfields Company Limited and its contents have been approved for the purposes of the United Kingdom Financial Services and Markets Act 2000 by Close Brothers Corporate Finance Limited.

This announcement contains a number of statements relating to Ashanti that are considered "forward looking statements" as defined in the Private Securities Litigation Reform Act 1995 of the United States of America, including but not limited to its discussions of the Cash Redemption Alternative. Such statements are based on current plans, information and intentions and certain external factors which may be beyond the control of Ashanti and, therefore, undue reliance should not be placed on them. Forward looking statements speak only as of the date they are made, and Ashanti undertakes no obligation to update publicly any of them in light of new information or future events. These statements are subject to risks and uncertainties that could cause actual occurrences to differ materially from the forward looking statements. Additional risk factors affecting Ashanti are set out in Ashanti's filings with the US Securities and Exchange Commission.

PART II

The following is a summary of the material terms of each of the principal documents entered into in connection with the implementation of the Cash Redemption Alternative:

Warrant Early Exercise Agreement

The Warrant Early Exercise Agreement was entered into on 27 June 2002 between Ashanti, Ashanti Warrants Limited ("**AWL**") and certain Warrantholders (the "**Exercising Warrantholders**") pursuant to which such Warrantholders agreed to the early exercise of an aggregate of a minimum of 12,233,223 Warrants with effect from the date of the Warrant Early Exercise Agreement. Such Warrantholders agreed to pay the subscription proceeds due in an aggregate amount of at least US$41,431,320.

In consideration of such early exercise, Ashanti has undertaken to pay to the Exercising Warrantholders a fee. The fee payable to each such Warrantholder is calculated as the product of:

(a) US$3.00 (being the exercise price of a Warrant);

(b) 3-month LIBOR plus 25 basis points;

(c) the lower of (i) the number of Ashanti Shares arising on early exercise of the relevant Warrants certified quarterly by each such Warrantholder as still being beneficially held by it; and (ii) the maximum number of Ashanti Shares into which such Warrantholder's relevant holding of Warrants converts in respect of the three tranches of Warrants, reducing on a cumulative basis; and

(d) 90 days divided by 360 days.

The fee is payable quarterly to each Exercising Warrantholder until the earlier of 28 April 2005 and the date a Warrantholder no longer holds any Ashanti Shares originally issued to it on early exercise of its Warrants.

In certain circumstances, the Warrantholders agree not to make disposals of the Ashanti Shares arising on exercise of their Warrants except in accordance with certain US securities requirements.

Ashanti has undertaken to procure a listing of the Ashanti Shares arising on exercise of the Warrants on the Official List of the UK Listing Authority ("**UKLA**") and admission to trading on the LSE and the GSE.

Lonmin/ Warrantholders Put Option Agreement

The Put Option Agreement dated 27 June 2002 was entered into between Lonmin and the Exercising Warrantholders. The Put Option Agreement provides that such Warrantholders may put all or some of the Ashanti Shares into which their Warrants convert pursuant to the Warrant Early Exercise Agreement on Lonmin at a price of US$3.00 per Ashanti Share.

The Put Options (which are non-transferable) are only exercisable upon three exercise dates, being 28 April 2004, 28 October 2004 and 28 April 2005 and each of the Warrantholders shall only be entitled to exercise on each date its options in respect of a maximum number of Ashanti Shares being the number of Ashanti Shares from which the A tranche, B tranche and C tranche warrants have converted respectively (for example, the options in respect of the Ashanti Shares into which the A tranche warrants have converted are only exercisable on 28 April 2004).

The purchase price of the Ashanti Shares under the Put Option Agreement is subject to certain adjustments, such as in the event of a sub-division or consolidation of the ordinary share capital of Ashanti, capital distributions or a deep discounted rights issue (other than the Proposed Rights Issue).

The Put Options fall away upon a takeover offer for Ashanti becoming unconditional (or a scheme of arrangement becoming effective).

MENs Deed Poll

The MENs are constituted by, and issued subject to, and upon the conditions and with the benefit of the rights contained in, the MENs Deed Poll. Pursuant to the MENs Deed Poll, Ashanti Capital (Second) Limited ("**ACSL**") resolved to create and issue US$75,000,000 of MENs exchangeable for Ashanti Shares. The MENs are unsecured and unconditional obligations of ACSL, as the issuer, and will be issued, credited as fully paid, in registered form, in amounts and integral multiples of US$1 principal amount.

Ashanti undertakes to issue Ashanti Shares on the exchange of the MENs and to keep available at all times sufficient Ashanti Shares for such purpose. Ashanti has also undertaken to procure admission to listing on the Official List of the UKLA and admission to trading on the LSE and the GSE promptly after exchange of the MENs. Ashanti has agreed, following the earliest to occur of the repayment of the Enlarged RCF, a takeover offer for Ashanti becoming unconditional (or a scheme of arrangement proposed by Ashanti becoming effective) (a "**Takeover Event**"), the exchange of the MENs and 29 June 2008, to procure that ACSL meets its obligations pursuant to the MENs Deed Poll.

The MENs are exchangeable into Ashanti Shares on either of the following events:

(a) the completion of the first rights issue by Ashanti undertaken following the date of the Deed Poll; or

(b) Ashanti serving a notice of exchange upon the holders of the MENs at any time after the date falling 18 months after the issue of the MENs.

The MENs are exchangeable into Ashanti Shares at an exchange price of the lower of US$5.40and the price at which Ashanti issues Ashanti Shares pursuant to the Proposed Rights Issue. Ashanti has undertaken that the subscription price of the Proposed Rights Issue shall not exceed US$5.40. Fractions of Ashanti Shares will not be issued on exchange and no cash adjustment will be made in respect thereof. The portion of the principal amount of a MEN as corresponds to any fraction of an Ashanti Share not issued as described above shall accrue to the benefit of ACSL, as the issuer.

The MENs will be redeemable for cash on the earlier of:

(a) a Takeover Event; or

(b) the date of maturity, being 30 June 2008.

In the event that (and only if) the MENs are so redeemed, interest on the MENs is payable at the same margin rate as is payable under the Enlarged RCF. In the event that Ashanti pays a dividend at any time prior to exchange of the MENs into Ashanti Shares, interest will be payable at the time (and only if) such exchange occurs, equal to the amount which the holders of MENs would have received had their MENs been exchanged at an exchange price of US$5.40 on the dividend record date. Otherwise the MENs are non-interest bearing.

The MENs are, subject to certain conditions, transferable, but no application is intended to be made for the MENs to be listed or dealt in on any stock exchange. The MENs have not been registered under the Securities Act or the securities laws of any State of the United States and may not be offered, sold, delivered, assigned, exchanged or otherwise disposed of, directly or indirectly, in the United States or to or for the account or benefit of US Persons.

MENs Subscription Agreements

Lonmin MENs Subscription Agreement

The Lonmin MENs Subscription Agreement was entered into on 27 June 2002 between Ashanti, ACSL and Lonmin. Pursuant to this agreement, Lonmin has subscribed for US$46,569,305 of MENs and ACSL has issued the US$46,569,305 of MENs to Lonmin.

Ashanti has undertaken to use its best efforts to complete the Proposed Rights Issue within 18 months from the issue date of the MENs and to ensure that the size of the Proposed Rights Issue is such that Lonmin would be entitled to subscribe for such number of Ashanti Shares under the Proposed Rights Issue which is equal to or greater than the number of Ashanti Shares which would be issued on exchange of US$46,569,305 of MENs. Lonmin has undertaken not to take up its rights under the Proposed Rights Issue unless and only to the extent that the Ashanti Shares offered to it in connection with the Proposed Rights Issue exceeds the number of Ashanti Shares that would be issued upon exchange of US$46,569,305 of MENs.

Ashanti has further undertaken that, in the event that the Proposed Rights Issue is not completed within 18 months from the issue date of the MENs, it will:

(a) within 20 business days after the end of such 18 month period, despatch a notice of extraordinary general meeting to its shareholders to consider resolutions to approve the exchange of any MENs (whether or not held by Lonmin) in accordance with the voluntary exchange provisions of the MENs Deed Poll, and to procure that such meeting is convened within 60 days of such 18 month period;

(b) procure that its Directors (other than those who are also directors of Lonmin) recommend shareholders to vote in favour of such resolution (subject to each Director's fiduciary duties as he understands them upon appropriate Ghanaian legal advice) and, if they so recommend, to also cast their own votes in favour of such resolution; and

(c) to solicit proxies (where shareholders beneficially hold one per cent or more of the total issued share capital of Ashanti) to be returned before the deadline appointed for such meeting, for so long as the recommendation of the Directors to vote in favour of the resolution remains current.

Ashanti has no obligation under the undertakings in (a) to (c) to the extent that any of them shall cause Ashanti or any of its Directors to be in breach of any rule or regulation of the LSE (including the Listing Rules of the United Kingdom Listing Authority), the New York Stock Exchange or the GSE or to be in breach of their fiduciary duties, any US securities rules or any rule of law.

Ashanti has also undertaken to Lonmin that it shall not, without Lonmin's prior written consent, not to be unreasonably withheld or delayed:

(a) issue any Ashanti Shares by way of capitalisation of profits or reserves or bonus issue or sub-divide or consolidate or reclassify any Ashanti Shares;

(b) issue any new class of share in the capital of Ashanti; or

(c) redeem or purchase any Ashanti Share or reduce its share capital, capital redemption reserve or share premium account.

Ashanti further undertakes to Lonmin that it will, within 30 days of the passing of the resolution to exchange the MENs, serve notice under the Deed Poll to effect such exchange. If such resolution is not passed, Ashanti shall not be entitled to serve any such notice, except with the prior written consent of Lonmin.

Ashanti also undertakes that it shall not, without the prior approval of a special resolution of its shareholders, issue more than 11,000,000 Ashanti Shares other than pro rata to its shareholders.

Lonmin has also given undertakings to Ashanti that it shall not lend, sell, transfer or otherwise dispose of or deal with or charge, encumber or grant options or other rights over:

(a) US$46,569,305 of MENs (except with the prior consent of Ashanti and ACSL or as is permitted in connection with the transfer of its existing ordinary shares (see (b) below);

(b) its existing holding of 36,000,000 Ashanti Shares, provided that a sale of any or all of Lonmin's existing shares is permitted if Lonmin also sells the same proportion of MENs to the same buyer or if it receives confirmation from the UKLA that, as a result of such sale, shareholder approval for exchange of its MENs is not required (in either case, any buyer must enter into a deed containing certain restrictions relating to related party issues and US securities law). Lonmin is also entitled to sell its existing shareholding pursuant to a recommended offer for the entire issued share capital of Ashanti;

(c) any MENs issued to Lonmin or Ashanti Shares issued upon exchange of such MENs unless in compliance with certain US securities requirements.

Lonmin also undertakes that it will not exercise its voting rights in respect of shares held by Lonmin and its concert parties in excess of 50 per cent of the entire issued share capital of Ashanti from time to time, except following a change of control of Ashanti which has been approved by the Minister of Mines under the Minerals and Mining Law 1986 of Ghana (as amended) or is in compliance with the provisions of the Takeover Code of Ghana. Lonmin has also agreed to vote in favour of resolutions necessary to implement the Rights Issue, including resolutions to increase the authorised share capital of Ashanti and the Directors' authorisation to allot Ashanti Shares.

Ashanti has entered into a separate letter of undertaking with Lonmin pursuant to which it has agreed that, for so long as any of the Put Options remain to be exercised, if it seeks to effect the Proposed Rights Issue at less than US$5.40 per share, it shall not, without Lonmin's approval (acting reasonably), launch such Rights Issue at a subscription price of more than a 5% discount to the then current market value of an Ashanti Share

Government of Ghana MENs Subscription Agreement

The Government MENs Subscription Agreement was entered into on 27 June 2002 between Ashanti, ACSL, Lonmin and the Government. Pursuant to this agreement, ACSL offered the Government the right to subscribe for US$28,430,695 of MENs. The Government transferred this subscription right to Lonmin in consideration for Lonmin entering into the Call Option Agreement. Lonmin subscribed for the US$28,430,695 of MENs and ACSL issued such MENs to Lonmin.

Ashanti has undertaken to the Government to use its best efforts to complete the Proposed Rights Issue within 18 months from the issue date of the MENs and to ensure that the size of the Proposed Rights Issue is such that the Government would be entitled to subscribe for such number of Ordinary Shares under the Proposed Rights Issue which is equal to or greater than the number of Ordinary Shares which would be issued on exchange of US$28,430,695 of the MENs. If the Proposed Rights Issue is not completed within this period, the Government has irrevocably undertaken to Lonmin to vote in favour of any resolution proposed by Ashanti seeking independent shareholder approval to enable the exercise of Ashanti's option under the Deed Poll to exchange all of the MENs. The Government has undertaken not to take up its rights under the Proposed Rights Issue unless and only to the extent that the Ordinary Shares offered to it in connection with the Proposed Rights Issue exceeds the number of Ordinary Shares that would be issued upon exchange of US$28,430,695 of MENs.

Ashanti has further undertaken to the Government that it shall not, without the Government's prior written consent, such consent not to be unreasonably withheld or delayed:

(a) issue any Ordinary Shares by way of capitalisation of profits or reserves or bonus issue or sub-divide or consolidate or reclassify any Ordinary Shares;

(b) issue any new class of share in the capital of Ashanti; or

(c) redeem or purchase any ordinary share or reduce its share capital, capital redemption reserve or share premium account.

Lonmin has agreed that it will not transfer, charge or encumber its interest in US$28,430,695 of the MENs other than in accordance with the terms of the Call Option Agreement or otherwise with Ashanti or ACSL's prior consent. Lonmin and the Government have also agreed not to amend the Call Option Agreement unless such amendment would not (in the reasonable opinion of Ashanti) result in Ashanti breaching any relevant US securities legislation or result in an issue of Ashanti Shares upon exchange of the US$28,430,695 MENs where such issue would require the approval of shareholders.

The Government has also given undertakings to Ashanti and ACSL that it shall not lend, sell, transfer or otherwise dispose of or deal with, charge, encumber or grant options or other rights over:

(a) its rights under the Call Option, unless in compliance with relevant US securities requirements;

(b) its existing holding of 21,978,104 Ashanti Shares prior to the record date for the Proposed Rights Issue, except with the consent of Ashanti and ACSL or by way of acceptance of an offer for the entire issued share capital of Ashanti; or

(c) any Ashanti Shares into which any of the MENs are exchanged unless in accordance with relevant US securities requirements.

The Government has further agreed to vote in favour of any resolutions required to implement the Proposed Rights Issue, including resolutions to increase the authorised share capital of Ashanti and the Directors' authorisation to allot Ashanti Shares.

Government of Ghana/ Lonmin Call Option Agreement

The Call Option Agreement dated 27 June 2002 was entered into between Lonmin and the Government. Pursuant to the Call Option Agreement the Government has the right to call for Lonmin to transfer the Ashanti Shares into which US$28,430,695 of MENs are exchangeable upon the completion of the Proposed Rights Issue.

The purchase price of the Ashanti Shares under the Call Option Agreement is the price at which the Ashanti Shares are offered for subscription pursuant to the Proposed Rights Issue.

The Call Option is exercisable at any time during the period ending on the earlier of (a) the anniversary of 18 months of the date of the Call Option Agreement and (b) five business days prior to the close of the subscription period of the Proposed Rights Issue. The Ashanti Shares which are the subject of the Call Option may, however, only be delivered and paid for upon the closing date of the subscription period of the Proposed Rights Issue.

The Government's rights under the Call Option Agreement are capable of assignment in whole or in part or transfer or mortgage or charge to any person provided that such transfer or disposal is in accordance with US securities laws and evidence is produced by the Government to Ashanti and Lonmin that such sale and transfer was in compliance with such laws.

The Government has also undertaken to vote in favour of the resolution agreed to be proposed by Ashanti in the event the Proposed Rights Issue is not completed within 18 months to enable all the MENs to be exchanged.

Enlarged RCF

On 27 June 2002 Ashanti entered into a US$200,000,000 revolving credit facility to replace the US$100 million revolving credit facility which was entered in to on 15 May 2002 with a group of 14 syndicate lenders ("**Lenders**"). The Enlarged RCF, was conditional, amongst other things, on the completion of the Cash Redemption Alternative. It will be repaid in eight semi-annual instalments each of US$20,000,000 commencing in 12 months (from today - the date of the first drawdown) with a further final instalment of US$40,000,000.

The term of the loan is five years.

The interest rate applicable to the Enlarged RCF increases over the life of the loan. The interest rate is as follows:

(a) Years 1 and 2 – US LIBOR plus 1.75 per cent.; and

(b) Years 3, 4 and 5 – US LIBOR plus 2.00 per cent.

The Enlarged RCF was provided to the Ashanti Group through its subsidiary Ashanti Finance (Cayman) Limited (the "**Borrower**") to pay and refinance the Existing Notes and US$270,000,000 revolving credit facility dated 3 December 1998 (as amended and restated) between, amongst others, the Borrower and several financial institutions (the "**Existing RCF**") and for general corporate purposes.

Key points of the Enlarged RCF

- The Enlarged RCF is guaranteed jointly and severally by Ashanti (as Parent), Ashanti Treasury Services Limited ("**ATS**"), Geita Treasury Services Limited ("**GTS**"), Société Ashanti Goldfields de Guinee and Ashanti Goldfields (Bibiani) Limited (as the "**Guarantors**").
- The Lenders under the Enlarged RCF have security over all the hedging contracts entered into by ATS and GTS, certain gold refining and purchasing agreements, certain insurance contracts, gold in transit and certain bank accounts.
- Security has also been granted over certain of the assets and undertaking of Ashanti and Ashanti Goldfields (Bibiani) Limited held in Ghana including the mining leases relating to the Obuasi and Bibiani mines. In addition, Ashanti has effected a political risk insurance policy ("**PRI**") of up to US$140,000,000 in relation only to Ghana for the benefit of the Lenders who elect to take up the policy.
- The cost of such PRI shall be for the account of the Borrower. Lenders will have the option to either benefit from the PRI or alternatively be paid an annual fee of 1.0% by the Borrower. Such PRI shall only be in respect of an amount equal to the aggregate amount of US$140 million.
- There is a commitment fee which increases over the life of the loan as follows:
  (a) Years 1 and 2 payable at – 0.75 per cent. on available but undrawn amounts; and

(b) Years 3, 4 and 5 payable – 0.90 per cent. on available but undrawn amounts.

- The Enlarged RCF imposes terms and conditions on the Ashanti Group which are substantially the same as those in the US$100 million revolving credit facility entered into on 15 May 2002.

The Events of Default include

- cross default in respect of financial indebtedness of material group members (excluding certain subsidiaries, such as Kimin and ring fenced project finance entities) in excess of US$5 million;
- insolvency of material group members;
- nationalisation of certain assets of the Ashanti Group;
- reduction of foreign exchange retention levels;
- termination of the margin free trading arrangements other than in accordance with the terms of the Interim Margin Free Trading Letter, or the New Margin Free Trading Letter (as the case may be) and termination of hedging agreements without the consent of Ashanti and its risk management committee; and
- change of control of Ashanti which is reasonably likely to have a material adverse effect.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 28, 2002

ASHANTI GOLDFIELDS COMPANY LIMITED

By: ....

Name: Ernest Abankroh

Title: Company Secretary

Signature/ca*